                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission File Number 1-977

                          CBS EMPLOYEE INVESTMENT FUND
                            (Full title of the Plan)

                                 CBS CORPORATION
                               51 West 52nd Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                          CBS EMPLOYEE INVESTMENT FUND

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998
                 AND 1997, AND SCHEDULES AS OF DECEMBER 31, 1998

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                          CBS EMPLOYEE INVESTMENT FUND




                                TABLE OF CONTENTS


                                                                                                             PAGE
                                                                                                             ----
Independent Auditors' Report                                                                                     1

FINANCIAL STATEMENTS:

   Statements Of Net Assets Available For Benefits With Fund Information
     As of December 31, 1998 and 1997                                                                          2-3

   Statements Of Changes In Net Assets Available For Benefits With Fund Information
     For the years ended December 31, 1998 and 1997                                                            4-6

   Notes to Financial Statements                                                                              7-16

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes
     As of December 31, 1998                                                                                S1-S12

   Item 27d - Schedule of Reportable Transactions
     For the year ended December 31, 1998                                                                  S13-S14


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT



To the Plan Administrator of the
   CBS Employee Investment Fund

We have audited the accompanying statements of net assets available for benefits with fund information of the CBS Employee Investment Fund ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 4, 1999                                          /s/ MITCHELL & TITUS, LLP

                          CBS EMPLOYEE INVESTMENT FUND
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                             As of December 31, 1998
                                 (in thousands)


                                       S&P                                                        Medium          Short
                                       500           Stable         Company      Long Term         Term           Term
                                      Index           Value          Stock      Life Cycle      Life Cycle     Life Cycle
                                      Fund            Fund           Fund          Fund            Fund           Fund
                                      ----            ----           ----          ----            ----           ----
        ASSETS
        ------
Cash                               $       --     $       --     $       --     $       --     $       --     $       --
Investments, at fair value            468,061          6,281        105,769         10,534         56,423          6,744
Investments, at contract value             --        434,357             --             --             --             --
Loans to participants                      --             --             --             --             --             --
Interest and dividends receivable          --            104             12             --             --             --
Receivable from brokers for
  unsettled trades                         --             --             --             --             --             --
                                   ----------     ----------     ----------     ----------     ----------     ----------
      Total assets                    468,061        440,742        105,781         10,534         56,423          6,744
                                   ----------     ----------     ----------     ----------     ----------     ----------

      LIABILITIES
      -----------
Payable to brokers for
  unsettled trades                         29            119             --             10              2              4
Other liabilities                           6             63             --              1              3              1
                                   ----------     ----------     ----------     ----------     ----------     ----------
      Total liabilities                    35            182             --             11              5              5
                                   ----------     ----------     ----------     ----------     ----------     ----------

      Net assets available
       for benefits                $  468,026     $  440,560     $  105,781     $   10,523     $   56,418     $    6,739
                                   ==========     ==========     ==========     ==========     ==========     ==========


                                       Value                                         Int'l
                                       U.S.          Small Cap.        Self         Equity         Loan
                                      Equity        U.S. Equity      Directed        Index       Provision
                                       Fund             Fund          Account        Fund          Fund             Total
                                       ----             ----          -------        ----          ----             -----
        ASSETS
        ------
Cash                                 $       --     $    1,425     $       --     $       --     $       --     $    1,425
Investments, at fair value               24,126         15,616         10,859          5,567              6        709,986
Investments, at contract value               --             --             --             --             --        434,357
Loans to participants                        --             --             --             --         16,079         16,079
Interest and dividends receivable            --             --             --             --             --            116
Receivable from brokers for
  unsettled trades                           --             --            814             --             --            814
                                     ----------     ----------     ----------     ----------     ----------     ----------
      Total assets                       24,126         17,041         11,673          5,567         16,085      1,162,777
                                     ----------     ----------     ----------     ----------     ----------     ----------

      LIABILITIES
      -----------
Payable to brokers for
  unsettled trades                           31          1,755          1,043              2             --          2,995
Other liabilities                            --             --            108             --              2            184
                                     ----------     ----------     ----------     ----------     ----------     ----------
      Total liabilities                      31          1,755          1,151              2              2          3,179
                                     ----------     ----------     ----------     ----------     ----------     ----------

      Net assets available
       for benefits                  $   24,095     $   15,286     $   10,522     $    5,565     $   16,083     $1,159,598
                                     ==========     ==========     ==========     ==========     ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                             As of December 31, 1997
                                 (in thousands)


                                                                    Stable        Company                      Loan
                                                      Equity         Value         Stock        Balanced     Provision
                                                      Fund A         Fund          Fund          Fund E        Fund          Total
                                                      ------         ----          ----          ------        ----          -----
                  ASSETS
                  ------
Cash                                                  $     --      $     --      $     --      $     48      $     --      $     48
Investments, at fair value                             390,411         3,205        51,621        49,928             6       495,171
Investments, at contract value                              --       399,099            --            --            --       399,099
Loans to participants                                       --            --            --            --         8,642         8,642
Interest and dividends receivable                          443            34            15            65            --           557
Receivable from brokers for unsettled trades                --            --            --           674            --           674
                                                      --------      --------      --------      --------      --------      --------
       Total assets                                    390,854       402,338        51,636        50,715         8,648       904,191
                                                      --------      --------      --------      --------      --------      --------

                  LIABILITIES
                  -----------

Payable to brokers for unsettled trades                     --            --         1,712           173            --         1,885
Other liabilities                                        2,424            65            --            --             3         2,492
                                                      --------      --------      --------      --------      --------      --------
       Total liabilities                                 2,424            65         1,712           173             3         4,377
                                                      --------      --------      --------      --------      --------      --------
       Net assets available for benefits              $388,430      $402,273      $ 49,924      $ 50,542      $  8,645      $899,814
                                                      ========      ========      ========      ========      ========      ========

   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                      For the year ended December 31, 1998
                                 (in thousands)


                                      S&P                                                        Medium         Short       Value
                                      500           Stable         Company        Long Term       Term          Term        U.S.
                                     Index           Value          Stock        Life Cycle    Life Cycle    Life Cycle    Equity
                                     Fund            Fund           Fund            Fund          Fund          Fund        Fund
                                     ----            ----           ----            ----          ----          ----        ----
ADDITIONS:
Contributions:
 Employer                           $      --      $      --      $   9,329      $     --      $     --      $    --      $     --
 Employee                              17,950         10,234          4,414           789         2,653          350         1,987
                                    ---------      ---------      ---------      --------      --------      -------      --------
                                       17,950         10,234         13,743           789         2,653          350         1,987
                                    ---------      ---------      ---------      --------      --------      -------      --------
Investment income:
 Dividends                                 43             --            139           208         1,675          226            --
 Interest                                  14         27,826            173             1            29           --            --
 Net appreciation
  (depreciation) of
  investments                         107,302             --          9,591         1,108         7,155          493         4,409
                                    ---------      ---------      ---------      --------      --------      -------      --------
   Investment income, net             107,359         27,826          9,903         1,317         8,859          719         4,409
                                    ---------      ---------      ---------      --------      --------      -------      --------

Transfers in - Group
  W employees                          36,915         47,383         30,833         1,198         1,910          745            --
                                    ---------      ---------      ---------      --------      --------      -------      --------

     Total additions                  162,224         85,443         54,479         3,304        13,422        1,814         6,396
                                    ---------      ---------      ---------      --------      --------      -------      --------

DEDUCTIONS:
 Distributions and
  withdrawals                          27,398         49,748          3,756           219         3,826           85           706
                                    ---------      ---------      ---------      --------      --------      -------      --------

    Net increase prior to loans
     to participants and
     interfund transfers              134,826         35,695         50,723         3,085         9,596        1,729         5,690

Loans to participants                  (4,273)        (3,089)          (972)          (72)         (341)         (30)         (189)
Loan repayments                         2,896          1,996            876            98           291           36           181
Net interfund transfers               334,577          3,685          5,230         7,412        46,872        5,004        18,413
                                    ---------      ---------      ---------      --------      --------      -------      --------

     Net increase                     468,026         38,287         55,857        10,523        56,418        6,739        24,095

Net assets available for
 benefits, beginning of year               --        402,273         49,924            --            --           --            --
                                    ---------      ---------      ---------      --------      --------      -------      --------


 Net assets available for
  benefits, end of year             $ 468,026      $ 440,560      $ 105,781      $ 10,523      $ 56,418      $ 6,739      $ 24,095
                                    =========      =========      =========      ========      ========      =======      ========

                                                                     (Continued)

                          CBS EMPLOYEE INVESTMENT FUND
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                        BENEFITS WITH FUND INCORPORATION
                      For the year ended December 31, 1998
                                 (in thousands)

                                                                Int'l
                                     Small Cap.      Self      Equity                                     Loan
                                    U.S. Equity    Directed     Index       Equity        Balanced      Provision
                                        Fund       Account      Fund         Fund A        Fund E         Fund           Total
                                        ----       -------      ----         ------        ------         ----           -----
ADDITIONS:
Contributions:
 Employer                           $     --      $    --     $    --      $      --      $     --      $     --      $    9,329
 Employee                              2,111           --         615             --            --            --          41,103
                                    --------      -------     -------      ---------      --------      --------      ----------
                                       2,111           --         615             --            --            --          50,432
                                    --------      -------     -------      ---------      --------      --------      ----------
Investment income:
 Dividends                               398           77          --             --            --            --           2,766
 Interest                                 --           --           1             --            --         1,009          29,053
 Net appreciation
  (depreciation) of
  investments                         (1,420)       1,053         773             --            --            --         130,464
                                    --------      -------     -------      ---------      --------      --------      ----------
   Investment income, net             (1,022)       1,130         774             --            --         1,009         162,283
                                    --------      -------     -------      ---------      --------      --------      ----------

Transfers in - Group
  W employees                          9,554           --       1,380             --            --         4,606         134,524
                                    --------      -------     -------      ---------      --------      --------      ----------

     Total additions                  10,643        1,130       2,769             --            --         5,615         347,239
                                    --------      -------     -------      ---------      --------      --------      ----------

DEDUCTIONS:
 Distributions and
  withdrawals                            742           59         124             --            --           792          87,455
                                    --------      -------     -------      ---------      --------      --------      ----------

    Net increase prior to loans
     to participants and
     interfund transfers               9,901        1,071       2,645             --            --         4,823         259,784

Loans to participants                   (235)          --        (103)            --            --         9,304              --
Loan repayments                          249           --          66             --            --        (6,689)             --
Net interfund transfers                5,371        9,451       2,957       (388,430)      (50,542)           --              --
                                    --------      -------     -------      ---------      --------      --------      ----------

     Net increase (decrease)          15,286       10,522       5,565       (388,430)      (50,542)        7,438         259,784

Net assets available for
 benefits, beginning of year              --           --          --        388,430        50,542         8,645         899,814
                                    --------      -------     -------      ---------      --------      --------      ----------


 Net assets available for
  benefits, end of year             $ 15,286      $10,522     $ 5,565      $      --      $     --      $ 16,083      $1,159,598
                                    ========      =======     =======      =========      ========      ========      ==========

    The accompanying notes are an integral part of these financial statements

                          CBS EMPLOYEE INVESTMENT FUND
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS WITH FUND INFORMATION
                      For the year ended December 31, 1997
                                 (in thousands)


                                                                       Stable       Company                     Loan
                                                         Equity         Value        Stock       Balanced     Provision
                                                         Fund A         Fund         Fund         Fund E        Fund         Total
                                                         ------         ----         ----         ------        ----         -----
ADDITIONS:
Contributions:
  Employer                                              $      --     $      --     $  8,915     $     --     $     --     $  8,915
  Employee                                                 14,860         8,828        1,305        3,098           --       28,091
                                                        ---------     ---------     --------     --------     --------     --------
                                                           14,860         8,828       10,220        3,098           --       37,006
                                                        ---------     ---------     --------     --------     --------     --------
Investment income:
  Dividends                                                 3,921            --          144          504           --        4,569
  Interest                                                    750        28,965           67          993          586       31,361
  Net appreciation of investments                          81,172            --        9,439        6,803           --       97,414
  Other                                                         2            --           --           --          177          179
                                                        ---------     ---------     --------     --------     --------     --------
     Investment income, net                                85,845        28,965        9,650        8,300          763      133,523
                                                        ---------     ---------     --------     --------     --------     --------
       Total additions                                    100,705        37,793       19,870       11,398          763      170,529
                                                        ---------     ---------     --------     --------     --------     --------
DEDUCTIONS:
   Distributions and withdrawals                           27,241        47,288          980        2,527          952       78,988
                                                        ---------     ---------     --------     --------     --------     --------
       Net increase (decrease) prior to loans to
        participants and interfund transfers               73,464        (9,495)      18,890        8,871         (189)      91,541
Loans to participants                                      (2,413)       (1,649)        (253)        (259)       4,574           --
Loan repayments                                             1,990         1,224           73          227       (3,514)          --
Net interfund transfers                                   (20,557)      (13,678)      31,214        3,021           --           --
                                                        ---------     ---------     --------     --------     --------     --------
       Net Increase (Decrease)                             52,484       (23,598)      49,924       11,860          871       91,541
Net assets available for benefits, beginning of year      335,946       425,871           --       38,682        7,774      808,273
                                                        ---------     ---------     --------     --------     --------     --------
Net assets available for benefits, end of year          $ 388,430     $ 402,273     $ 49,924     $ 50,542     $  8,645     $899,814
                                                        =========     =========     ========     ========     ========     ========



   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1.           DESCRIPTION OF THE PLAN:

                  The CBS Employee Investment Fund ("the Plan") was established by CBS Broadcasting Inc. (the "Company" and the "Plan Administrator") (formerly CBS, Inc.) a wholly owned subsidiary of CBS Corporation (the "Corporation") (formerly conducted business as Westinghouse Electric Corporation). The Plan was established to provide a convenient way for employees of the Company to save and invest for retirement. The Plan is considered a defined contribution type of profit sharing plan and, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  Beginning January 1, 1998 the Plan's eligibility requirements and investment options were modified as outlined below. Participants should refer to the Plan document for a complete description of the Plan.

                  Eligibility

                  All employees of the Company and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time basis in executive, non-union office and hourly positions, are eligible to participate in the Plan immediately. Employees working on a part-time basis are eligible to participate in the Plan upon the completion of one year of employment, if the employee worked at least 1,000 hours in that year. Other groups designated by the Company or by the terms of a collective bargaining agreement are also eligible to participate in the Plan.

                  Investments

                  Beginning January 1, 1998, the Plan was modified to provide for ten investment options, which are: Stable Value Fund (previously Fund B), Short-Term Life Cycle Fund, Medium-Term Life Cycle Fund, Long Term Life Cycle Fund, S&P 500 Index Fund, Value U.S. Equity Fund, Small Cap U.S. Equity Fund, International Equity Index Fund, Company Stock Fund and Self-Directed Account.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1.           DESCRIPTION OF THE PLAN: (Continued)

                  Additionally the Plan maintains a Loan Provision Fund relating to outstanding participant loans as discussed below.

                  Balances at January 1, 1998 in Equity Fund A and Balanced Fund E were transferred to the S&P 500 Index Fund and the Medium Term Life Cycle Fund, respectively, whereas the Fund B (Stable Value Fund) and the Company Stock Fund remained as investment options. Subsequent to the fund transfers, employees were able to transfer balances among any of the ten fund options (in increments of 1%, rather than 5% as in years prior to January 1, 1998).

                  The Self-Directed Account allows Plan participants to establish an investment account with the trustee and gain access to an expanded number of investment options. A Self-Directed Account can be established if the participant has a Plan balance of at least $5,000 and the minimum initial investment option is $2,500. Additional transfers into the Self-Directed Account must be in $1,000 increments. Fees are charged on transactions in the Self-Directed Account and are charged directly against the participant's Self-Directed Account balance.

                  On January 2, 1998, Group W employees participating in the Westinghouse Saving Plan became participants in the Plan, and accordingly, balances aggregating $134,524,000 were transferred into the Plan. Group W employees are defined as certain employees of the Corporation who were formerly Westinghouse Electric Corporation employees engaged in the business of radio, television or cable broadcasting, or who provided management services in a position relocated to CBS Corporation headquarters

                  The Plan allows employees to request loans from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior twelve months) or one half of the market value of the vested portions of all the participant's separate accounts on the date of the loan. No more than one loan may be made per year, and not more than two loans may be outstanding. When a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 1.           DESCRIPTION OF THE PLAN: (Continued)

                  Interest on participants' loans are based on the latest blended rate for the Stable Value Fund, rounded to the nearest quarter percentage point, as of the valuation date of the calendar quarter preceding the loan's effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of a default on a loan payment, all remaining payments are considered immediately due and payable. The defaulted portion of any outstanding loan including accrued interest is offset against the remaining balance in the participant's account.


NOTE 2.           SIGNIFICANT ACCOUNTING POLICIES:

                  Basis of Accounting

                  The financial statements of the Plan have been prepared under the accrual method of accounting.

                  Investment Valuation

                  An individual participant's interest in the funds of the Plan is represented by the dollar value of the participant's individual account.

                  Investments, except for certain guaranteed annuity and investment contracts, are stated at fair value. Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price; participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager. The carrying value of the Plan's investment in the guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

                  Investment Transactions and Investment Income

                  Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on average cost.

                  Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2.           SIGNIFICANT ACCOUNTING POLICIES: (Continued)

                  The net appreciation (depreciation) of investments, consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments, as reflected in the Statement Of Changes In Net Assets Available for Benefits With Fund Information.

                  Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                  Payment of Benefits

                  Benefits are recorded when paid.

                  Reclassification

                  Certain 1997 balances have been reclassified to conform to 1998 presentation.

NOTE 3.           CONTRIBUTIONS:

                  Contributions from participants and the Company are recorded in the period the Company makes payroll deductions from participants. Employee participation in the Plan is voluntary. Employee contributions can be between 1% and 15% of base annual salary on a before or after-tax basis. Employees may contribute, on a before-tax basis, up to a maximum of $10,000 in 1998 ($9,500 in 1997). Participants may also make additional voluntary lump sum contributions on an after-tax basis. Employee contributions are directed by participants to any combination of funds, as designated by the employee. Subsequent to January 1, 1998, such allocations to the funds may be made in 1 percentage point increments (previously .5% increments).

                  Effective January 1, 1998, the Company match contribution changed from an automatic to a performance based discretionary match on employees' before-tax contributions up to a maximum of 5% of employee contributions. Employer contributions are initially directed to the Company Stock Fund. Employees can subsequently transfer the employer contribution, in increments of 1% to any of the fund options.

                  Company contributions become vested at the rate of 33-1/3% per annum until fully vested after three years of employment.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 3.           CONTRIBUTIONS: (Continued)

                  The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions is $30,000 or 25% of an employee's base pay.

                  All employer and employee contributions are subject to specified limitations as described in ERISA and other applicable federal and state laws.


NOTE 4.           DISTRIBUTIONS:

                  Upon termination, participants have the option of receiving the balance in their accounts in cash or monthly payments over a period of time not to exceed 240 months. For terminated participants who have an account balance in excess of $5,000 an option is available to leave their account balance in the Plan and have it distributed at any valuation date provided however, that payments commence no later than April 1, of the year following the year in which they reach age 70-1/2. Terminated participants with account balances of less than $5,000 receive mandatory lumpsum payment.

                  Non-vested employer contributions are forfeited upon termination and are used to reduce future employer contributions. At December 31, 1998 and 1997, forfeited nonvested amounts were $152,000 and $58,000, respectively.

                  Withdrawals of a participant's after tax contributions are permitted at any time, but are limited to two withdrawals per calendar year.

                  Withdrawals of a participant's tax-deferred contributions are permitted after the participant has reached age 59-1/2, or before reaching such age in the event of hardship, but are limited to two withdrawals per calendar year.

                  The Tax Reform Act of 1986 imposed a 10% penalty on certain withdrawals and distributions made before the participant reaches age 59-1/2.

                          CBS EMPLOYEE INVESTMENT FUND
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 5.         INVESTMENTS:

                Investments held by the Plan at December 31, 1998 and 1997 are summarized by their fair and contract values in the following table:

                                                                            LONG      MEDIUM     SHORT                   SMALL
                             S&P                                            TERM       TERM      TERM        VALUE       CAP.
                             500          STABLE              COMPANY       LIFE       LIFE      LIFE        U.S.        U.S.
                            INDEX          VALUE               STOCK        CYCLE      CYCLE     CYCLE      EQUITY      EQUITY
                            FUND           FUND                FUND         FUND       FUND      FUND        FUND        FUND
                           ------         ------              ------       ------     ------    ------      ------      ------
1998: (in thousands)
Common stocks              $     --       $     --          $ 99,963(B)    $    --    $    --    $    --    $    --    $    --
Value of interest in
 unallocated insurance
 contracts                       --        434,357(A)(B)          --            --         --         --         --         --
Common Collective Trust     468,061(B)       6,281             5,806            --         --         --     24,126         --
Registered investment
 companies                       --             --                --        10,534     56,423      6,744         --     15,616
Participants loans               --             --                --            --         --         --         --         --
                           --------       --------          --------       -------    -------    -------    -------    -------
                           $468,061       $440,638          $105,769       $10,534    $56,423    $ 6,744    $24,126    $15,616
                           ========       ========          ========       =======    =======    =======    =======    =======


                                                INT'L
                                SELF           EQUITY          LOAN
                              DIRECTED          INDEX        PROVISION
                               ACCOUNT          FUND           FUND               TOTAL
                               -------          ----           ----               -----
1998: (in thousands)
Common stocks                  $ 7,000        $    --        $       --        $  106,963
Value of interest in
 unallocated insurance
 contracts                          --             --                --           434,357
Common Collective Trust            181          5,567                 6           510,028
Registered investment
 companies                       3,678             --                --            92,995
Participants loans                  --             --            16,079            16,079
                               -------        -------        ----------        ----------
                               $10,859        $ 5,567        $   16,085        $1,160,422
                               =======        =======        ==========        ==========


                                                 STABLE               COMPANY                           LOAN
                               EQUITY             VALUE                STOCK          BALANCED        PROVISION
                               FUND A             FUND                 FUND            FUND E           FUND            TOTAL
                               ------             ----                 ----            ------           ----            -----
1997: (in thousands)
Common stocks                 $     --          $     --             $48,081(B)       $    --          $     --       $ 48,081
Value of interest
 unallocated insurance
 contracts                          --           399,099(A)(B)            --               --                --        399,099
Common Collective Trust        390,411(B)          3,205               3,540           49,928(B)              6        447,090
Participant loans                   --                --                  --               --             8,642          8,642
                              --------          --------             -------          -------          --------       --------
                              $390,411          $402,304             $51,621          $49,928          $  8,648       $902,912
                              ========          ========             =======          =======          ========       ========

(A) Represents contract value.
(B) Represents 5 percent or more of the Plan's net assets

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 5.           INVESTMENTS:  (Continued)

                  For the years ended December 31, 1998 and 1997, the net appreciation (depreciation) in the fair value of investments is summarized as follows:


                              S&P                                       Medium          Short        Value
                              500           Company      Long Term       Term           Term         U.S.
                             Index           Stock      Life Cycle    Life Cycle     Life Cycle     Equity
                             Fund            Fund          Fund          Fund           Fund         Fund
                             ----            ----          ----          ----           ----         ----
1998: (in thousands)
Common stocks               $     --        $9,065        $   --        $   --        $   --        $    --
Common Collective Trust      107,302           526            --            --            --          4,409
Registered Investment
Companies                         --            --         1,108         7,155           493             --
                            --------        ------        ------        ------        ------        -------
                            $107,302        $9,591        $1,108        $7,155        $  493        $ 4,409
                            ========        ======        ======        ======        ======        =======


                                                                     Int'l
                                     Small Cap.       Self          Equity
                                    U.S. Equity     Directed        Index
                                       Fund         Account          Fund            Total
                                       ----         -------          ----            -----
1998: (in thousands)
Common stocks                             --         $  679        $     --        $  9,744
Common Collective Trust                   --             17             773         113,027
Registered Investment
Companies                            ($1,420)           357              --           7,693
                                     -------         ------        --------        --------
                                     ($1,420)        $1,053        $    773        $130,464
                                     =======         ======        ========        ========



                                                 Company
                                Equity            Stock          Balanced
                                Fund A            Fund            Fund E              Total
                                ------            ----            ------              -----

1997: (in thousands)
Common stocks                 $     --           $8,792          $     --           $  8,792
Common collective Trust         81,172              647             6,803             88,622
                              --------           ------          --------           --------
                              $ 81,172           $9,439          $  6,803           $ 97,414
                              ========           ======          ========           ========

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 5.           INVESTMENTS:  (Continued)

                  The Plan has a number of benefit-responsive investment contracts with certain insurance companies. At December 31, 1998 and 1997, the Plan held $434 million and $399 million, respectively, of unallocated insurance contracts. These contracts are recorded at their contract values. The relevant contract and fair value information is summarized below:

                  1998: (in thousands)
                                                      Effective     Contract
                  Investment Contracts                  Date          Rate        Contract Value      Fair value
                  --------------------                  ----          ----        --------------      ----------
                  Aetna Life (MBIA Insured)           04/01/98        6.50%      $       89,130    $        89,906
                  Allstate Life Ins. Co.              08/16/96        6.67%              10,534             10,793
                  Allstate Life Ins. Co.              01/08/98        5.99%              54,254             54,923
                  Jackson National Life               08/23/96        6.46%              11,536             11,563
                  John Hancock Mutual Life            11/28/95        6.00%              27,772             27,867
                  John Hancock Mutual Life            06/10/97        4.33%              15,050             15,176
                  John Hancock Mutual Life            03/05/98        5.35%              26,218             26,511
                  Monumental Life Ins. Co.            12/01/98        6.61%              60,696             62,370
                  New York Life Ins. Co.              07/01/92        7.80%              13,567             13,635
                  New York Life Ins. Co.              07/01/94        7.25%              52,350             52,910
                  New York Life Ins. Co.              09/08/94        7.35%               7,900              8,436
                  Prudential (MBIA Insured)           04/01/98        6.26%              35,225             36,079
                  State Street Bank and Trust         08/19/98        5.33%              30,125             30,511
                                                                                 --------------    ---------------
                                                                                 $      434,357    $       440,680
                                                                                 ==============    ===============

                  1997: (in thousands)
                                                      Effective     Contract
                  Investment Contracts                  Date          Rate        Contract Value      Fair value
                  --------------------                  ----          ----        --------------      ----------
                  Aetna Life (MBIA Insured)           10/01/96        6.81%      $       83,549    $        83,681
                  Allstate Life Ins. Co.              08/16/96        6.67%              10,532             10,693
                  Bankers Trust                       06/19/91        9.00%               7,624              7,624
                  John Hancock Mutual Life            11/28/95        6.15%              55,582             55,526
                  John Hancock Mutual Life            06/10/97        5.71%              11,060             11,061
                  New York Life Ins. Co.              07/01/92        8.00%              54,013             54,800
                  New York Life Ins. Co.              07/01/94        7.45%              64,422             66,213
                  New York Life Ins. Co.              09/08/94        7.55%              15,329             15,793
                  Jackson National Life               08/23/96        6.46%              10,837             10,900
                  Prudential (MBIA Insured)           05/16/97        6.63%              33,081             33,104
                  Peoples Security Life               03/27/97        6.62%              53,070             54,382
                                                                                 --------------    ---------------
                                                                                 $      399,099    $       403,777
                                                                                 ==============    ===============

                  Certain contracts experienced periodic rate resets during the year. The contract rate is the annual effective yield.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997




NOTE 6.           TAX STATUS:

                  The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

                  Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

                  In the opinion of the Plan Administrator, the Plan has been operated in accordance with ERISA and the applicable sections of the Internal Revenue Code and remains a qualified plan pursuant thereto.


NOTE 7.           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

                  The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                         DECEMBER 31,
                                                                            --------------------------------------
                                                                                   1998                1997
                                                                                   ----                ----
                                                                                        (in thousands)

                  Net assets available for benefits per the financial
                   statements                                               $       1,159,598    $         899,814
                  Amounts allocated to withdrawing participants                        (1,080)              (1,083)
                                                                            -----------------    -----------------

                    Net assets available for benefits per Form 5500         $       1,158,518    $         898,731
                                                                            =================    =================


                  The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                     1998               1997
                                                                                     ----               ----
                                                                                           (in thousands)

                  Benefits paid to Participants per the financial statements     $       87,455    $        78,988
                    Add: Amounts allocated to withdrawing participants
                     during the year                                                      1,080              1,083
                    Less: Amounts allocated to withdrawing participants
                     during the previous year                                            (1,083)                --
                                                                                 --------------    ---------------

                  Benefits paid to participants per Form 5500                    $       87,452    $        80,071
                                                                                 ==============    ===============

                  Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                          CBS EMPLOYEE INVESTMENT FUND
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 8.           PLAN EXPENSES:

                  Administrative expenses in the amount of $881,000 are borne by the Plan.


NOTE 9.           PLAN TERMINATION:

                  The Company has not expressed any intent to terminate the Plan. However, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100% vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.


NOTE 10.          SUBSEQUENT EVENT:

                  Effective April 1, 1999, the CBS Employee Investment Fund has added the Infinity Broadcasting Stock Fund (the "Infinity Stock Fund") as an investment option under the Plan. The Infinity Stock Fund will invest in the Class A Common Stock of Infinity Broadcasting Corporation. The addition of the Infinity Stock Fund allows participants in the Plan to invest in a fund comprised solely of Infinity Broadcasting Corporation Class A Common Stock.

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
CORPORATE STOCK - COMMON
------------------------
              30.00   LERNOUT & HAUSPIE SPEECH PRO                               $ 1,656.50                         $ 978.75
             326.00   DAIMLER CHRYSLER AG ORD                                     25,180.77                        31,316.38
              82.00   IRIDIUM WORLD COMM INC                                       4,999.40                         3,244.13
           1,000.00   AMR CORP DEL                                                77,127.35                        59,375.00
           1,998.00   ATI TECHNOLOGY INC.                                         21,849.07                        22,759.22
              25.00   AT&T CORP                                                    1,893.75                         1,893.75
             560.00   ABERCROMBIE & FITCH CO CL A                                 40,101.34                        39,620.00
             308.00   ADVANCED MICRO DEVICES INC                                   6,211.45                         8,932.00
             659.00   AMAZON COM INC                                              93,488.10                       211,703.75
           5,853.00   AMERICA ONLINE INC DEL                                     605,674.52                       907,946.63
              20.00   AMERICAN EXPRESS CO                                          1,966.50                         2,050.00
           1,000.00   AMERICAN MEDIA INC CL A                                      5,294.89                         5,562.50
             350.00   AMERITRADE HLDG CORP CL A                                   11,025.00                        11,025.00
             100.00   APPLIED MATLS INC                                            3,401.88                         4,268.75
             100.00   ASCEND COMMUNCATIONS INC                                     4,946.50                         6,575.00
              25.00   ASTEC INDS INC                                               1,436.50                         1,390.63
           2,000.00   AUDIO BOOK CLUB INC                                         27,384.22                        23,250.00
             300.00   AVID TECHNOLOGY INC                                          9,534.85                         7,012.50
           1,000.00   AXYS PHARMACIES INC                                          7,892.44                         5,875.00
             500.00   BJ SVCS CO                                                  11,810.41                         7,812.50
              75.00   BMC SOFTWARE INC                                             3,852.13                         3,342.19
              20.00   BANK NEW YORK INC                                              651.50                           805.00
              39.00   BANKAMERICA CORP NEW                                         2,000.35                         2,344.88
             100.00   BANKBOSTON CORP                                              5,440.25                         3,893.75
             500.00   BARNES & NOBLE INC                                          18,362.13                        21,250.00
             100.00   BED BATH & BEYOND INC                                        2,346.50                         3,412.50
             300.00   BELL CDA INTL INC                                            2,618.55                         3,375.00




                                      -S1-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
              20.00   BELL SOUTH CORP                                                687.13                           997.50
               3.00   BERKSHIRE HATHAWAY INC DEL                                 196,666.25                       210,000.00
                      CLA
              27.00   BERKSHIRE HATHAWAY INC DEL B                                68,483.23                        63,450.00
             100.00   BERKSHIRE RLTY INC                                             992.75                           950.00
             500.00   BIOMIRA INC                                                  8,209.89                         1,547.00
             550.00   BOEING CO                                                   21,894.22                        17,943.75
           4,500.00   BOOKS A MILLION                                             77,180.61                        58,500.00
           2,000.00   BOSTON CHICKEN INC                                           2,312.17                           620.00
              18.00   BRISTOL MYERS SQUIBB CO                                      2,413.63                         2,408.63
             100.00   BUFFETS INC                                                  1,186.50                         1,193.75
       3,052,291.00   CBS CORP                                                85,557,062.56                    99,962,870.69
             250.00   CMGI INC                                                    29,591.54                        26,625.00
              20.00   CABLEVISION SYS CORP CL A                                      646.92                         1,002.50
             100.00   CAMPBELL SOUP CO                                             5,686.97                         5,500.00
           1,175.00   CANDIE'S INC                                                 5,953.72                         4,406.25
             500.00   CAPSTAR BROADCASTING                                        12,625.34                        11,437.50
                      CORP CL A
              43.08   CATERPILLAR INC                                              2,149.59                         1,981.68
              91.00   CENDANT CORP                                                 1,028.15                         1,757.44
             100.00   CENTURY TEL ENTERPRISES INC                                  5,196.50                         6,750.00
             252.00   CHANCELLOR MEDIA CORP                                        8,304.91                        12,064.50
             100.00   CHASE MANHATTAN CORP NEW                                     5,904.26                         7,100.00
              30.00   CHEVRON CORP                                                 2,426.85                         2,488.13
           2,465.00   CISCO SYS INC                                              176,255.40                       228,782.81
             726.00   CITIGROUP INC                                               34,485.42                        36,073.13
             500.00   CLEAR CHANNEL COMMUNICATIONS                                25,345.97                        27,250.00
                      INC
               5.00   CLOROX CO                                                      597.13                           584.06
             118.62   COCA COLA CO                                                 8,630.44                         7,947.81




                                      -S2-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
             600.00   COMCAST CORP CL A                                           23,146.75                        34,462.50
           1,000.00   COMDISCO INC DEL                                            21,244.31                        16,875.00
           2,791.06   COMPAQ COMPUTER CORP                                        85,963.75                       117,224.69
             250.00   COMPUTER ASSOC INTL INC                                      9,213.50                        10,656.25
           2,200.00   CONNECT INC NEW                                             11,110.15                         6,050.00
             100.00   CRESCENT REAL ESTATE EQUITIES INC TR TEX RE                  3,727.75                         2,300.00
             975.00   CYBERIAN OUTBOST INC OC                                     37,290.07                        26,812.50
           1,000.00   CYPROS PHARMACEUTICAL CORP                                   3,998.69                         3,250.00
           6,170.00   DELL COMPUTER CORP                                         377,829.26                       451,566.88
             800.00   DETOUR MAGAZINE INC                                          1,800.00                           324.80
           1,000.00   DIGITAL COURIER TECH INC                                     3,062.00                         7,125.00
          11,369.36   DISNEY WALT CO                                             397,490.33                       341,080.80
              33.00   DU PONT E I DE NEMOURS & CO                                  2,013.13                         1,751.06
             773.00   EMC CORP MASS                                               39,211.62                        65,705.00
             900.00   EARTHWEB INC                                                64,163.10                        34,987.50
              39.00   EASTMAN KODAK CO                                             2,496.25                         2,808.00
           1,000.00   EGGHEAD.COM INC                                             25,016.75                        20,812.50
              67.00   ELAN PLC ADR                                                 4,265.75                         4,685.81
             100.00   ENRON OIL & GAS CO                                           1,514.20                         1,725.00
             100.00   ERICSSON L M TEL CO ADR CL B SEK 10                          1,937.98                         2,393.75
              45.51   EXXON CORP                                                   3,153.20                         3,328.21
             112.00   FDX CORP                                                     9,059.94                         9,989.00
             100.00   FEDERAL NATL MTG ASSN                                        6,084.00                         7,400.00
              31.80   FIDELITY SELECT PORTFOLIOS                                   1,878.39                         1,937.83
                      UTILS PORTFOLIO
              96.89   FIDELITY VALUE FD SH BEN INT                                 5,775.90                         4,490.76
             200.00   FIRST AMERN FINL CORP CALIF                                  1,471.71                         6,425.00
             100.00   FIRST UN CORP                                                5,071.50                         6,081.25




                                      -S3-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
             300.00   FREDS INC CL A                                               4,413.25                         4,500.00
             255.00   GAP INC                                                      9,792.63                        14,311.88
             287.40   GENERAL ELECTRIC CO                                         25,695.24                        29,314.60
              34.00   GENERAL MOTORS CORP                                          2,344.98                         2,433.13
             200.00   GENERAL NUTRITION COS INC                                    3,307.75                         3,250.00
             300.00   GEOCITIES                                                   11,550.22                        10,087.50
           1,146.76   GILLETTE CO                                                 55,215.58                        54,829.51
             325.00   HALLIBURTON CO                                               9,843.09                         9,628.13
             100.00   HARRAHS ENTMT INC                                            1,311.80                         1,568.75
           3,000.00   HEALTHSPAN INC                                               6,121.50                         8,250.00
           1,000.00   HEALTH MGMT SYS INC                                          9,146.19                         7,875.00
          11,003.00   HEMISPHERX BIOPHARMA INC                                    71,822.79                        75,645.63
             105.00   HEWLETT PACKARD CO                                           6,084.88                         7,172.81
             100.00   HILTON HOTELS CORP                                           1,501.55                         1,912.50
             320.00   HOME DEPOT INC                                              10,324.62                        19,580.00
           1,500.00   I-LINK CORP                                                 10,211.88                         3,187.50
           1,000.00   ILLINOIS SUPERCONDUCTOR CORP                                 3,516.91                         1,000.00
           2,437.00   IMATRON INC                                                  5,939.47                         3,350.88
               0.24   INDEPENDENCE CMNTY BK CORP                                       4.40                             3.81
           6,648.00   INFINITY BROADCASTING NEW CL A                             174,543.45                       181,989.00
           1,286.00   INFOSEEK CORP                                               37,221.68                        63,496.25
             200.00   INKTOMI CORP                                                17,323.51                        25,875.00
           1,400.00   INSIGHT HEALTH SVCS CORP                                    17,259.38                         8,400.00
           2,000.00   INTEGRATED DEVICE TECH INC                                  14,161.19                        12,250.00
             498.00   INTEL CORP CALIF                                            41,251.14                        59,044.13
              35.00   INTERNATIONAL PAPER CO                                       1,532.75                         1,568.44
           5,056.00   IOMEGA CORP                                                 38,387.75                        36,972.00
              10.00   ISIS PHARMACEUTICALS                                           147.13                           129.38




                                      -S4-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
             300.00   JACOR COMMUNICATIONS INC                                    16,457.38                        19,312.50
             110.03   JOHNSON & JOHNSON                                            7,991.75                         9,228.85
             300.00   K MART CORP                                                  3,932.88                         4,593.75
             271.00   K TEL INTL INC NEW                                           6,439.03                         2,845.50
           8,000.00   KEY ENERGY SERVICES INC                                    130,812.60                        37,500.00
              10.00   KING WORLD PRODTNS INC                                         314.00                           294.38
           1,500.00   KOO KOO ROO ENTERPRISES INC                                  5,041.22                           843.75
             100.00   L-3 COMMUNICATIONS HLDGS INC                                 4,621.50                         4,656.25
           1,000.00   LIGHTBRIDGE INC                                              8,205.88                         5,500.00
           7,745.80   LUCENT TECHNOLOGIES INC                                    604,004.79                       851,553.45
             869.00   MCI WORLDCOM INC                                            41,330.00                        62,350.75
              41.12   MFS SER TR II EMERGING GROWTH                                1,803.14                         1,833.91
                      FD CL A
             500.00   MMC NETWORkS INC                                             5,086.31                         6,625.00
             365.00   MANUGISTICS GROUP INC                                       11,039.35                         4,562.50
             100.00   MARK IV INDS INC                                             1,583.78                         1,300.00
             350.00   MARKET GUIDE INC                                             2,975.00                         1,421.88
             350.00   MARKET GUIDE INC                                             3,521.70                         4,156.25
           1,000.00   MEDICONSULT COM INC                                          6,574.00                         8,187.50
             672.00   MELLON BK CORP                                              46,599.65                        46,200.00
             144.03   MERCK & CO INC                                              21,108.86                        21,243.69
           1,130.00   MERRILL LYNCH & CO INC                                      68,313.59                        75,427.50
           2,174.00   MICROSOFT CORP                                             213,293.75                       301,506.63
             100.00   MILACRON INC                                                 1,919.00                         1,925.00
             600.00   MONSANTO CO                                                 32,363.70                        28,500.00
              20.00   MORGAN J P & CO INC                                          2,470.25                         2,101.25
              72.00   MOTOROLA INC                                                 4,255.21                         4,396.50
           2,000.00   NAVARRE CORP                                                20,724.02                        20,125.00




                                      -S5-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
             876.00   NETSCAPE COMMUNICATIONS                                     28,584.71                        53,217.00
                      CORP
           1,500.00   NEXSTAR PHARMACEUTICALS INC                                 15,101.50                        13,875.00
             100.00   NIKE INC CL B                                                4,790.25                         4,056.25
              52.00   NOKIA CORP SPON ADR                                          4,233.81                         6,262.75
             100.00   NORDSTROM INC WASH                                           2,509.00                         3,468.75
           1,204.00   NORTHWEST AIRLS CORP CL A                                   34,994.35                        30,777.25
              10.00   ORANGE & ROCKLAND UTILS INC                                    572.13                           570.00
           2,000.00   OXFORD HEALTH PLANS INC                                     28,886.57                        29,750.00
             200.00   PAPA JOHNS INTL INC                                          8,193.00                         8,825.00
             100.00   PARTY CITY CORP                                              1,211.50                         1,443.75
             200.00   PAXSON COMMUNICATIONS CORP                                   1,808.06                         1,837.50
             271.00   PEAPOD INC                                                   1,371.39                         1,846.19
           1,400.00   PEOPLESOFT INC                                              54,924.63                        26,512.50
             396.80   PFIZER INC                                                  47,143.91                        49,600.00
              84.00   PHILIP MORRIS COS INC                                        3,867.15                         4,494.00
           1,021.00   PIER 1 IMPORTS INC                                          10,064.95                         9,890.94
          34,000.00   PLAYERS INTL INC                                           159,184.06                       210,375.00
              60.00   PREMIERE TECHNOLOGIES                                          638.00                           442.50
             400.00   PREVIEW TRAVEL INC                                           6,640.60                         7,375.00
              55.00   PRICE T ROWE & ASSOC INC                                     2,050.88                         1,883.75
              57.00   QLOGIC CORP                                                  7,496.38                         7,459.88
             300.00   QUINENCO S A ADR                                             2,784.95                         2,400.00
              61.00   QWEST COMMUNICATIONS INTL                                    2,520.56                         3,050.00
                      INC
              15.00   RAINFOREST CAFE INC                                            240.88                            90.94
              55.00   RITE AID CORP                                                2,522.69                         2,736.25
           2,750.00   ROCKY MTN INTERNET INC                                      42,493.92                        34,718.75
              50.00   SAFESKIN CORP                                                1,945.88                         1,206.25




                                      -S6-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
              25.00   SAFEWAY INC NEW                                              1,530.75                         1,523.44
             100.00   SAKS INC                                                     1,931.65                         3,156.25
             220.00   SAP AKTIENGESELLSCHAFT SPONS ADR                            10,729.98                         7,933.75
             125.00   SCHERING PLOUGH CORP                                         6,962.28                         6,906.25
             500.00   SCHLUMBERGER LTD                                            31,098.48                        23,187.50
              42.00   SCHWAB CHARLES CORP NEW                                      2,464.63                         2,359.88
             253.00   SCIENTIFIC ATLANTA INC                                       5,667.97                         5,771.56
           1,500.00   SHARPER IMAGE CORP                                          27,134.00                        17,812.50
              60.00   SKYMALL INC                                                  2,321.39                         1,252.50
             200.00   SMURFIT-STONE CONTAINER CORP                                 2,551.50                         3,162.50
              10.00   SOURCE MEDIA INC COM NEW                                       220.69                           180.63
              25.00   STAPLES INC                                                  1,114.63                         1,092.19
             201.00   STARBUCKS CORP                                               9,035.95                        11,281.13
           3,000.00   STRUCTURAL DYNAMICS REFRESH CORP                            45,742.91                        59,625.00
             500.00   SUNGARD DATA SYS INC                                        18,738.06                        19,843.75
             800.00   TEL-SAVE COM INC                                             9,614.88                        13,400.00
          23,444.00   TENKE MNG CORP                                               5,345.23                         4,908.44
             500.00   TERADYNE INC                                                20,273.14                        21,187.50
             100.00   TEXACO INC                                                   5,659.00                         5,300.00
             100.00   TEXAS INSTRS INC                                             5,621.50                         8,562.50
             775.00   3DFX INTERACTIVE INC                                        20,024.08                         9,784.38
             200.00   TIFFANY & CO NEW                                             5,971.00                        10,375.00
              14.00   TIME WARNER INC                                                706.31                           868.88
             100.00   UAL CORP COM PAR $0.01                                       9,371.50                         5,968.75
             500.00   USA NETWORKS INC                                            18,048.84                        16,562.50
             296.00   UBID INC                                                    22,284.73                        31,561.00
              11.05   UNION PAC CORP                                                 460.83                           497.99
              60.00   UNIVISION COMMUNICATIONS INC CL A                            1,984.10                         2,160.00




                                      -S7-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
           2,380.00   USA BANCSHARES INC                                          25,177.83                        21,420.00
             205.00   WAL MART STORES INC                                         13,437.45                        16,694.69
               5.00   WALGREEN CO                                                    297.44                           292.81
             440.00   WARNER LAMBERT CORP                                         31,928.02                        33,082.50
             339.00   WELLS FARGO & CO NEW                                        13,108.75                        13,538.81
           2,000.00   WENDY'S INTL INC                                            48,186.50                        43,625.00
              50.00   WESTWOOD ONE INC                                             1,131.75                         1,525.00
           2,000.00   WOLVERINE WORLD WIDE INC                                    25,379.63                        26,500.00
           2,179.00   YAHOO INC                                                  517,144.87                       516,286.81
              20.07   YORK GROUP INC                                                 362.30                           190.68
             246.00   ZIFF DAVIS INC                                               5,186.98                         3,889.88
                                                                            ----------------          ----------------------
TOTAL CORPORATE STOCK -- COMMON                                               91,722,541.17                   106,962,750.66
                                                                            ----------------          ----------------------

LOANS TO PARTICIPANTS -- OTHER
------------------------------
      16,078,770.37   CBS CORP LOANS TO PARTICIPANTS                          16,078,770.37                    16,078,770.37
                                                                            ----------------          ----------------------
TOTAL LOANS TO PARTICIPANTS -- OTHER                                          16,078,770.37                    16,078,770.37
                                                                            ----------------          ----------------------

                                                                                                                  CONTRACT
UNALLOCATED INSURANCE CONTRACTS                                                    COST                            VALUE
-------------------------------                                                    ----                            -----
      13,567,194.75   NEW YORK LIFE GAC-06563                                 13,567,194.75                    13,567,194.75
                      7.80%  04/09/2003
      89,129,820.41   AETNA LIFE INS GIC #LT13789                             89,129,820.41                    89,129,820.41
                      6.50%  07/01/1999
      52,349,827.62   NEW YORK LIFE GAC #GA-06563002                          52,349,827.62                    52,349,827.62
                      7.25%  06/30/2000
       7,900,419.96   NEW YORK LIFE GIC #GS-06563                              7,900,419.96                     7,900,419.96
                      7.35%  06/30/2000
      35,225,029.36   PRUDENTIAL GP ANTV GA-8086-211                          35,225,029.36                    35,225,029.36
                      6.26%  07/01/2001




                                      -S8-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/                                                                                                        CONTRACT
     PAR VALUE                        SECURITY DESCRIPTION                            COST                            VALUE
     ---------                        --------------------                            ----                            -----
      27,772,242.25   JOHN HANCOCK MUTUAL LIFE #8379                             27,772,242.25                    27,772,242.25
                      6.00%  06/30/2001
      15,050,026.32   JOHN HANCOCK MUTUAL LIFE #8379-10                          15,050,026.32                    15,050,026.32
                      4.33%  06/01/2002
      26,218,092.49   JOHN HANCOCK MUTUAL LIFE #9720                             26,218,092.49                    26,218,092.49
                      5.35%  06/01/2002
      10,533,858.87   ALLSTATE LIFE INS CO                                       10,533,858.87                    10,533,858.87
                      6.67%  04/11/2001
      11,536,646.73   PRIMCO GIC JACKSON NATIONAL                                11,536,646.73                    11,536,646.73
                      6.46%  03/15/1999
      60,695,813.06   MONUMENTAL SYN CONT BDA00331TR                             60,695,813.06                    60,695,813.06
                      6.61% 11/05/2001
      54,253,888.90   ALLSTATE LIFE INS CO CONTRACT                              54,253,888.90                    54,253,888.90
                      5.99%  08/15/2003
      30,124,604.86   STATE STREET BANK & TRUST GIC                              30,124,604.86                    30,124,604.86
                      5.33%    8/19/2003
                                                                            -------------------        -------------------------
TOTAL UNALLOCATED INSURANCE CONTRACTS                                           434,357,465.58                   434,357,465.58
                                                                            ===================        =========================

COMMON/COLLECTIVE TRUST                                                               COST                         MARKET VALUE
-----------------------                                                               ----                         ------------
             376.33   OPPENHEIMER STRATEGIC FDS TR                                    1,886.13                         1,723.57
                      INCOME FD CL A
      12,272,691.74   TBC INC POOLED EMPLOYEE FUNDS                              12,272,691.74                    12,272,691.74
                      DAILY LIQUIDITY FUND
              16.12   CASH HELD AT WELLS FARGO BANK                                      16.12                            16.12
         491,358.74   STATE STREET EAFE FUND                                      5,046,383.87                     5,567,585.92
      29,642,419.09   BARCLAY EQUITY INDEX FUND F                               369,112,457.79                   468,060,496.60
       1,141,245.18   J P MORGAN LARGE COMPANY FUND                              20,110,197.90                    24,125,923.00
                                                                            -------------------        -------------------------
TOTAL COMMON/COLLECTIVE TRUST                                                   406,543,633.55                   510,028,436.95
                                                                            ===================        =========================


                                      -S9-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998


      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                            COST                         MARKET VALUE
     ---------                        --------------------                            ----                         ------------
REGISTERED INVESTMENT COMPANIES
-------------------------------
           1,119.46   ALLIANCE PREMIERE GROWTH FD CL A                                28,332.60                        33,874.74
             821.76   AMERICAN CENTY MUT FDS ULTRA                                    25,854.81                        27,455.07
                      TWENTIETH CENTY ULTRA FD INV
             987.27   BARON ASSET FUND SH BEN INT                                     50,040.46                        49,896.73
       1,207,694.90   DFA INVT DIMENSIONS GROUP INC                               17,812,905.75                    15,615,495.07
                      U S 6-10 SMALL CO PORTFOLIO
             103.20   DELAWARE GROUP DECATUR FD                                        2,010.40                         1,762.60
                      INC DECATUR II SER
           1,753.60   DREYFUS BASIC GNMA FD SBI                                       26,903.13                        26,321.46
       2,393,742.80   DREYFUS 100% US TREAS MM FD                                  2,393,742.80                     2,393,742.80
              88.25   DREYFUS/LAUREL DISC STK FD R                                     3,144.55                         3,305.70
             101.91   DREYFUS NEW LEADERS FUND                                         4,000.00                         4,209.94
             636.87   FIDELITY INVT TR EUROPE APPRECIATION FD                         12,104.99                        11,374.57
             357.72   FIDELITY COMWLTH TR LARGE CAP STK FD                             5,832.12                         6,074.09
             526.00   FIDELITY DEVONSHIRE TR UTILS INCOME FD                          11,725.00                        12,192.66
           1,027.61   FIDELITY SECS FD GROWTH & INCOME                                44,370.95                        47,105.69
                      PORTFOLIO
             295.69   FIDELITY SECS FD DIVIDEND                                        8,166.16                         8,495.03
                      GROWTH FD
             379.66   FIDELITY SELECT PORTFOLIOS                                      47,536.80                        51,926.37
                      HEALTH CARE PORTFOLIO
             323.68   FIDELITY SELECT PORTFOLIOS                                      14,754.13                        13,876.29
                      REG BKS PORTFOLIO
             199.89   FIDELITY SELECT PORTFOLIOS                                       5,535.01                         2,892.38
                      ENERGY SVC PORTFOLIO
              98.10   FIDELITY SELECT PORTFOLIOS                                       4,819.46                         4,843.15
                      FOOD & AGRICULTURE PORTFOLIO
              57.17   FIDELITY SELECT PORTFOLIOS                                       2,507.37                         2,199.29
                      BROKERAGE &INVT MGMT PORTFOLIO
             171.59   FIDELITY SELECT PORTFOLIOS                                       7,514.98                        11,618.02
                      COMPUTERS PORTFOLIO




                                     -S10-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                              COST                          MARKET VALUE
     ---------                        --------------------                              ----                          ------------
             110.72   FIDELITY UN STR TR                                               2,116.34                         2,201.19
                      EXPORT CO FD
           7,095.61   59 WALL STR FD INC EURO EQ FD                                  281,624.93                       260,409.03
             219.70   INVESCO MULTIPLE ASSET FDS INC                                   3,153.10                         3,517.45
                      BALANCE FD
             267.24   INVESTCO INTL FDS INC EUROPEAN FD                                5,127.89                         4,775.53
             672.04   INVESCO INCOME FDS HIGH YLD FD                                   5,000.00                         4,327.96
           2,154.84   JANUS INVT FD SH BEN INT                                        63,977.82                        72,510.23
             101.24   JANUS INVT FD GROWTH & INCOME FD                                 2,697.57                         2,945.94
             954.47   JANUS INVT FD WORLDWIDE FD                                      44,898.86                        45,203.56
           2,018.30   JANUS INVT FD TWENTY FD                                         80,791.06                       107,575.23
           7,577.25   KAUFMANN FD INC COM                                             47,301.58                        43,038.78
              81.27   MASSACHUSETTS INVS TR SH                                         1,607.66                         1,645.68
                      BEN INT CL A
           3,809.41   NEUBERGER & BERMAN EQUITY                                       61,737.42                        55,007.82
                      FDS GENESIS FD
             811.16   NEUBERGER & BERMAN EQUITY                                       18,886.58                        18,186.23
                      FDS GUARDIAN FD
             753.13   ROWE T PRICE BLUE CHIP GROWTH                                   21,707.49                        23,045.78
                      FD INC COM
             714.24   ROWE T PRICE DIVID GROWTH                                       15,628.18                        15,720.33
                      FD INC COM
           1,341.87   ROWE T PRICE EQUITY INCOME                                      36,135.13                        35,318.02
                      FD SH BEN INT
             326.37   ROWE T PRICE MID CAP GROWTH                                     10,267.71                        11,122.72
                      FD INC COM
             535.67   SCUDDER INTL FD INC GREATER                                     12,840.90                        14,211.19
                      EUROPE GROWTH FUND
              66.77   SELIGMAN COMMUNICATIONS &                                        1,809.34                         2,051.93
                      INFORMATION FD INC CL A SHS
           2,954.33   UAM FDS INC FMA SMALL CO PORTFOLIO                              50,226.74                        45,733.06
       3,346,570.70   VANGUARD STAR FD MODERATE                                   50,601,476.36                    56,423,182.04
                      GROWTH PORTFOLIO
         458,430.53   VANGUARD STAR FD CONSERVATIVE GROWTH PORTFOLIO               6,479,095.52                     6,743,513.13




                                     -S11-

                          CBS EMPLOYEE INVESTMENT FUND
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As of December 31, 1998

      SHARES/
     PAR VALUE                        SECURITY DESCRIPTION                         COST                           MARKET VALUE
     ---------                        --------------------                         ----                           ------------
         560,633.73   VANGUARD STAR FD GROWTH                                      9,640,443.06                    10,534,307.69
                      PORTFOLIO
           1,074.87   VANGUARD WORLD FD U S GROWTH                                    36,561.03                        40,296.76
                      PORTFOLIO
           1,001.01   VANGUARD GROWTH & INC PTF                                       30,136.36                        30,790.98
             726.70   VANGUARD/WINDSOR FD INC II                                      22,347.12                        21,691.97
                      VANGUARD/WINDSOR II PORTFOLIO
           1,442.68   VANGUARD INDEX TR GROWTH PORTFOLIO                              40,906.77                        45,689.55
           1,782.31   WASHINGTON MUT INVS FD INC                                      59,916.00                        58,655.72
                                                                             -------------------             --------------------
TOTAL REGISTERED INVESTMENT COMPANIES                                             88,190,219.99                    92,995,337.14
                                                                             -------------------             --------------------

                      GRAND TOTAL                                            $ 1,036,892,630.66               $ 1,160,422,760.70
                      -----------                                            ===================             ====================



                                     -S12-

                         CBS EMPLOYEE INVESTMENT FUND
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the year ended December 31, 1998

 SHARES/                                                 COST OF               PROCEEDS         COST OF ASSETS
PAR VALUE                SECURITY DESCRIPTION           PURCHASES             FROM SALES           DISPOSED             GAIN/LOSS
---------                --------------------           ---------             ----------           --------             ---------

    3,473,942.00 VANGUARD STAR FD MODERATE
                      GROWTH PORTFOLIO                $ 51,865,954.07                   --                   --                 --
   59,869,442.67 TBC INC POOLED EMPLOYEE FUNDS
                      DAILY LIQUIDITY FUND              59,869,442.67                   --                   --                 --
   49,927,840.98 TBC INC POOLED EMPLOYEE FUNDS
                      DAILY LIQUIDITY FUND                         --        49,927,840.98        49,927,840.98                 --
   46,346,686.13 TBC INC POOLED EMPLOYEE FUNDS
                      DAILY LIQUIDITY FUND                         --        46,346,686.13        46,346,686.13                 --
   46,346,686.13 ALLSTATE LIFE INS CO CONTRACT
                      5.99%  08/15/2003                 46,346,686.13                   --                   --                 --
   31,584,730.21 BARCLAY EQUITY INDEX FUND F           389,755,570.83                   --                   --                 --

    2,251,438.00 CBS CORP COM                           68,530,935.21                   --                   --                 --

    2,104,183.00 CBS CORP COM                                      --        64,293,989.43        55,307,156.91       8,986,832.52

    4,002,820.55 VANGUARD STAR FD MODERATE
                      GROWTH PORTFOLIO                  59,481,280.89                   --                   --                 --
      757,018.88 VANGUARD STAR FD MODERATE
                      GROWTH PORTFOLIO                             --        11,889,995.94        11,348,023.49         541,972.45
  334,396,859.02 TBC INC POOLED EMPLOYEE FUNDS
                      DAILY LIQUIDITY FUND           334,396,859.0200                   --                   --                 --
  378,802,464.97 TBC INC POOLED EMPLOYEE FUNDS
                      DAILY LIQUIDITY FUND                         --       378,802,464.97       378,802,464.97                 --
    2,825,831.92 NEW YORK LIFE GAC-06563
                      7.80%   04/09/2003                 2,825,831.92                   --                   --                 --




                                     -S13-

                         CBS EMPLOYEE INVESTMENT FUND
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     For the year ended December 31, 1998

 SHARES/                                                 COST OF               PROCEEDS         COST OF ASSETS
PAR VALUE                SECURITY DESCRIPTION           PURCHASES             FROM SALES           DISPOSED             GAIN/LOSS
---------                --------------------           ---------             ----------           --------             ---------

   43,408,895.30 NEW YORK LIFE GAC-06563
                      7.80%   04/09/2003                           --        43,408,895.30        43,408,895.30                 --
   34,190,970.24 JOHN HANCOCK MUTUAL LIFE #8379
                      6.00%   06/30/2001              34,190,970.2400                   --                   --                 --
   31,792,905.28 JOHN HANCOCK MUTUAL LIFE #8379
                      6.00%   06/30/2001                           --        31,792,905.28        31,792,905.28                 --
   63,750,823.55 ALLSTATE LIFE INS CO CONTRACT
                      5.99%  08/15/2003                 63,750,823.55                   --                   --                 --
    9,444,745.34 ALLSTATE LIFE INS CO CONTRACT
                      5.99%  08/15/2003                            --         9,444,745.34         9,444,745.34                 --
   42,124,555.58 STATE STREET BANK & TRUST GIC
                      5.33%   8/19/2003               42,124,555.5800                   --                   --                 --
   11,999,950.70 STATE STREET BANK & TRUST GIC
                      5.33%   8/19/2003                             -        11,999,950.70      11,999,950.7000                 --
   36,556,583.67 BARCLAY EQUITY INDEX FUND F           454,637,394.44                   --                   --                 --

    6,914,164.57 BARCLAY EQUITY INDEX FUND                         --        93,283,759.18        85,524,936.65       7,758,822.53



                                     -S14-

                               SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                           CBS Employee Investment Fund

Dated: 6/28/99                             By: /s/  A.G. Ambrosio
                                               ----------------------------
                                           Name:  A. G. Ambrosio
                                           Title: Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.                       Description

23                       Consent of Mitchell & Titus, LLP